UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               November 29,
2019

  Via E-Mail
  Matthew H. Engle, Esq.
  Gallagher & Kennedy
  2575 East Camelback Road
  Phoenix, AZ 85016

          Re:     Creative Learning Corporation
                  PREC14A filed on November 19, 2019
                  Filed by Christopher Rego and Rod Whiton
                  File No. 000-52883

  Dear Mr. Engle:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement

  1. Please advise us, with a view toward revised disclosure, whether or not Mr. Rego and Mr.
          are acting as a group within the meaning of Section 13(d)(3). Please specifically address whether or not these parties have acted in concert to nominate directors at Creative
          Learning and, if so, whether such action constituted a joint effort to "hold" the equity securities of Creative Learning within the meaning of Section 13(d)(3). Please also specifically address when a group existed for the purpose of acquiring Creative Learning equity securities within the meaning of Section 13(d)(3). To the extent a group exists,
          Rule 13d-5, titled "Acquisition of securities," could apply (if its conditions were met) and would require a Schedule 13D to be filed within 10 days of the acquisition that would have been deemed to occur. Given that no Schedule 13D (or Schedule
13G) has been
          filed, please advise us whether or not a legal conclusion was reached that no such filing was or is currently required.

  2. Please include the names of all of your nominees on the cover page of your proxy statement.
 Matthew H. Engle, Esq.
Gallagher & Kennedy
November 29, 2019
Page 2

3. Please disclose in an appropriate location of your proxy statement the consequences of a change of control in the company if more than two of your nominees are elected.
       Describe any acceleration in, for example, debt obligations, incentive compensation and employment agreements.

Cover Page

4. We note the disclosure in footnote 1. Please revise your disclosure to describe the consequences to your solicitation, to the company and to the company's security holders if your legal analysis is not accepted by a Delaware court.

5. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the disclosure referenced below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

              Your belief that the security holders are not "appropriately represented in the boardroom."

              Your suggestion that the current directors are not "committed to safeguarding and promoting the best interests of all Company stockholders."

6. Please include a website for the posting of your proxy statement other than Edgar.

Background to the Solicitation, page 7

7. Please revise your disclosure to state when the events described in paragraphs 1-3 took place.

8. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure in paragraphs 5, 6 and 8.

9. With a view toward revised disclosure, please tell us whether Mr. Rego has any current disputes or disagreements with the company in connection with his operation of franchises in the UAE and in connection with the payment of fees under his franchise agreement with the company.

10. With respect to your disclosure about attempts by Mr. Rego to offer assistance to the company's then-CEO, please revise to disclose, if true, that Mr. Rego also offered to acquire the company during those communications.
 Matthew H. Engle, Esq.
Gallagher & Kennedy
November 29, 2019
Page 3

11. We note the goals set forth for Mr. Rego and the other nominees for the company in the penultimate paragraph on page 7. Please disclose whether the nominees have any specific plans to achieve such goals.

Our Nominees Have the Experience, Qualifications..., page 10

12. Please provide context in this section to disclose that Mr. Furlow is a significant security holder in the company and that two of your nominees hold no shares in the company.
       Also, revise your disclosure to explain how, given your nominees lesser holdings than the current board members, would affect the decline in the company's "stock price warrants."

Proposal 2   The Election Proposal, page 11

13. Please revise the biographical information for Mr. Whiton to state when he served as interim CEO of the company.

14. We note your disclosure referring to a substitute nominee (page 12). Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by
       Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Form of Consent Card

15. Please revise the form of proxy to clearly mark it as "Preliminary Copy." Refer to Rule
       14a-6(e)(1).

16. Please tell us what consideration you have given to underlining the "do not" in the instruction to proposal 1 as you have done in the instruction to proposal 2.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions